Exhibit 99.5

ARRIS RESOURCES INC.

1250 West Hastings Street, Vancouver, BC V6E 2V4

Phone:  604-687-0879 Fax: 604-408-9301

Arris Resources Inc. Completes Private Placement

Not for dissemination into the U.S. or to U.S. newswire services

Vancouver, British Columbia, July 31, 2007: Arris Resources Inc.  (CNQ: ARIS.U) is pleased to announce that the company has completed its private placement for proceeds of US$262,500.  Pursuant to the private placement, the company issued a total of 5,250,000 units at a price of US$0.05 per unit. Each unit consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.065.  The proceeds from the private placement will be used to increase working capital.  In connection with the sale of the units the company has paid a cash finders fee of $21,000.

For further information please contact:

Curt Huber, President

Tel.: (604) 687-0879

Email: info@arrisresources.com

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the corporations control which may cause actual results, performance or achievements of the corporation’s to be materially different from the results, performance or expectation implied by these forward looking statements.